Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

August 16, 2024

VIA EDGAR CORRESPONDENCE

Michael Rosenberg
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust (the “Trust”)
File Nos. 333-273052; 811-23887

Dear Mr. Rosenberg:

This letter responds to your comments regarding the registration statement filed on Form N-1A for the Trust with the staff of the Securities and Exchange Commission (the “Staff”) on June 21, 2024 (the “Registration Statement”). The Registration Statement relates to the Roundhill Small Cap 0DTE Covered Call Strategy ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Principal Investment Strategies

The Staff believes that it is appropriate for the section entitled “Principal Investment Strategies” to be augmented to further disclose that a return of capital distribution will not be taxable but will reduce a shareholder’s tax basis and will result in a higher capital gain or lower capital loss when those Fund Shares on which the distribution was received are sold, and that because a portion of the Fund’s distributions may consist of return of capital, the Fund may not be an appropriate investment for investors who do not want their principal investments in the Fund to decrease over time or who do not wish to receive return of capital in a given period.

Response to Comment 1

Pursuant to the Staff’s comment, the sixth paragraph of the section entitled “Principal Investment Strategies” has been revised to include the following disclosure:

A return of capital distribution generally will not be taxable but will reduce the shareholder’s cost basis and will result in a higher capital gain or lower capital loss when those Fund Shares on which the distribution was received are sold. Because a portion of the Fund’s distributions may consist of return of capital, the Fund may not be an appropriate investment for investors who do not want their principal investment in the Fund to decrease over time or who do not wish to receive return of capital in a given period.

Comment 2 – Principal Investment Strategies

Please disclose whether there is anything in particular about the proposed principal investment strategy that the Fund believes might ultimately result in distributions consisting “significantly” of a return of capital.

Response to Comment 2

The Registrant confirms that there is nothing in particular about the proposed principal investment strategy to distinguish it from other covered call strategies regarding the likelihood that the Fund’s distribution may be composed significantly of return of capital. For reference, the disclosure at issue has been set forth below.

The Fund intends to make weekly distribution payments to shareholders. Such distributions generally reflect all or a portion of the option premium income earned by the Fund’s sold call options. However, a significant portion of the weekly distributions may be characterized as a return of capital.

The Registrant believes that this disclosure is accurate. The Fund’s distribution may be significantly composed of return of capital, not that it will. In many instances it will not. The Registrant included this disclosure because it felt that it would be helpful to investors to be put on notice of the possibility. However, if the Staff feels that the word “significantly” ought to be removed, the Registrant will comply with the Staff’s direction.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	Richard Coyle, Esq., Chapman and Cutler LLP

2